Dejour Ties New Gething Gas Discovery Into
Woodrush Production Unit

VANCOUVER, British Columbia--(BUSINESS WIRE)—January 12, 2015 Dejour Energy Inc. (NYSE MKT: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas exploration and production company operating in North America's Piceance Basin and Peace River Arch regions, updates current development progress underway at the Woodrush/Hunter Project (“Woodrush”) in NE British Columbia.

Dejour will initiate production from its new Gething discovery this coming week at rates in excess of 1 mmcf/d. Initial production being flared demonstrated excellent flow rates with over 1500 kPa of pressure, through a restrictive 9mm choke. This new well (A-100) confirms the extension of a blanket Gething zone in accordance with revised mapping by Dejour’s geological team, thought to cover at least several sections of land under lease. The Company owns a 99% working interest in this well and is the project operator.

"We are very pleased with this discovery and its pending contribution to our Woodrush production (now approximately 600 BOE/day) as this is the first in a series of operational updates expected to positively impact our 2015 profile. This Gething Gas pool discovery is anticipated to enhance the Company’s reserve base for this project and provide further financial flexibility for expansion. The low finding and development costs of these recent discoveries allows us to move forward even in this turbulent commodity price environment," states Robert L. Hodgkinson, Chairman & CEO.

About Dejour Energy Inc.

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (43,500 net acres) and Peace River Arch regions (17,000 net acres). Dejour maintains offices in Denver, USA, Calgary and Vancouver.

Statements Regarding Forward-Looking Information: This news release contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Forward-looking information in this news release includes, but is not limited to, statements about the nature and content of the Kokopelli Project, the estimated timing and amounts of future expenditures of the 2015 development program, the successful implementation of the new drill pads and the estimated timing for the final project budget.

Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

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Contact:
Dejour Energy Inc.
Robert L. Hodgkinson, 604-638-5050
Chairman & CEO
investor@dejour.com
or
Craig Allison, 914-882-0960
Investor Relations - New York
callison@dejour.com